Mail Stop 3561

March 3, 2009

Steven H. Temares, Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

    Re: **Bed Bath & Beyond Inc.**
                Form 10-K for Fiscal Year Ended March 1, 2008
                Filed April 30, 2008
                Definitive Proxy Statement on Schedule 14A
                Filed June 4, 2008
                Written Response
                Filed February 6, 2009
                File No. 0-20214

Dear Mr. Temares:

        We have reviewed your written response to our comment letter dated January 12, 2009 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended March 1, 2008 filed April 30, 2008

Item 13 – Certain Relationships and Related Transactions, and Directors independence, page 53

1. We note your response to comment two in our letter dated January 12, 2009. We also note your proposed disclosure concerning related party transactions. Please revise your proposed disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. In this regard, please disclose whether the transactions and agreements with related parties were comparable to terms you could have

obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director